FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a — 16 or 15d -16of
the Securities Exchange Act of 1934

For the Month of September 2003

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form   40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated September 24, 2003, announcing that Registrant has signed a cooperation agreement with the Russian Satellite Communications Company (RSCC), the JSC “CTS-Center” and the JSC “VSAT TEL”.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Yoav Leibovitch —————————————— Yoav Leibovitch Chief Financial Officer

Dated: September 25, 2003

Sep 24, 2003

Gilat signs VSAT production cooperation agreement with the Russian Satellite Communications Company (RSCC) , JSC “CTS-Center” and JSC “VSAT TEL” Announcement follows agreement in May with the Russian satellite operator and the gaming company JackPot for a Skystar 360E hub and 500 remote sites

Petah Tikva, Israel, September 24, 2003 — Gilat Satellite Networks Ltd. (NASDAQ: GILTF) announced today that it has entered into an understanding for the cooperation in VSAT production with the Russian Satellite Communications Company (RSCC), the JSC “CTS-Center” and the JSC “VSAT TEL”. The agreement was signed during the course of an international conference held in Moscow.

The agreement increases Gilat’s potential access to the Russian market and enhances a growing cooperation with the Russian satellite operator, RSCC. RSCC is Russia’s largest satellite operator that owns most of Russia’s satellites, as well as providing space segment. According to the agreement with RSCC, Gilat would provide documentation, components and production know-how. From the governmental point of view, RSCC has a particular interest in promoting socially significant projects in remote sites such as distance education for schools in Kaliningrad and Karelia. JSC “CTS-Center” and JSC “VSAT TEL” will provide production capabilities and local infrastructure, marketing and deployment of VSAT stations.

Alexander Duka, General Manager of RSCC said, “The details of the future production program have not yet been finalized, however, we already see a great opportunity here as the Russian VSAT market is practically unlimited. With the help of this partnership, RSCC is now developing its own VSAT network based on Gilat Satellite Networks and other equipment.”

Mr. V. Shubin, General Manager of JSC “CTS-Center” said, “Our holding company consists of 15 independent companies that work in various technology fields, is quite capable of establishing a large-scale VSAT production operation. VSAT TEL and VSAT-Service, two members of our holding company, already provide services for the Bank of Russia’s corporate network based on VSAT stations. We look forward to expanding our VSAT manufacturing efforts through this exciting venture. “

Alexander Eydus, General Manager of JSC ” VSAT TEL ” said , “Our company has considerable experience in deployment, supporting and marketing in Russia. Cooperation with Gilat Satellite Networks will allow the enlarging of this field of activity for the mutual profit of all parties involved. “

Arie Rozichner, Gilat’s Director of Sales, Russia and CIS, said, “Cooperation between Gilat Satellite Networks and Russian producers is significant for Gilat not only commercially, but also politically. It is an important cooperative effort expanding our markets in Russia in which all sides benefit.”

The agreement enhances Gilat’s existing relationship with RSCC. In May, Gilat announced an agreement with RSCC and the gaming company, Jackpot, to deploy a Skystar 360E hub and VSAT network with 500 remote sites throughout the Russian Federation to allow for network-wide gambling for Jackpot customers at the gaming sites on-line, as well as an independent network for data transfer within the Jackpot organization.

About the Federal State Unitary Enterprise “Russian Satellite Communications Company” (RSCC)
RSCC was established in 1967 and has the status of the national satellite operator of the Russian Federation. RSCC is the authorized body of the Ministry of Communications of Russian Federations for creation and operation of technical means of satellite communications. RSCC has the largest orbital grouping of 10 geo-stationary satellites in the C, Ku and L-bands. RSCC provides communications for federal and regional TV and radio programs, communications for the President of the Russian Federation, as well as telephony, data and other telecommunications services.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Latin America and rStar Corporation (RSTRC), is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology — with more than 400,000 VSATs shipped worldwide. Gilat, headquartered in Petah Tikva, Israel, markets the Skystar Advantage®, DialAw@y IP™, FaraWay™, Skystar 360E™ and SkyBlaster* 360 VSAT products in more than 70 countries around the world. Gilat provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. Gilat is a joint venture partner with SES GLOBAL, and Alcatel Space and SkyBridge LP, subsidiaries of Alcatel, in SATLYNX, a provider of two-way satellite broadband services in Europe. Skystar Advantage, Skystar 360E, DialAw@y IP and FaraWay are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Investor Inquiries:
Tim Perrott
Tel: +1703-848-1515

Gilat Media Contact:
Barry Spielman,
Director Corporate Marketing
tel: +(972)3-925-2201
barrys@gilat.com